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02003635


SEC MAIL
RECEIVED
PROCESSING
MAR 1 2 2002
365
WASH. D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KIPLING CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 KIPLING COURT
(No. and Street)

MILL VALLEY (City) CALIFORNIA (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Paul Hendriks 415-492-8933
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name — *if individual, state last, first, middle name*)

1050 NORTHGATE DRIVE, #52, SAN RAFAEL, CA 94903
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, RICHARD E. HAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPLING CAPITAL, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

State of California
County of Marin

Signature

President
Title

Elanor Cherier
Notary Public



ELANOR CHERIER
Commission # 1342313
Notary Public - California
Marin County
My Comm. Expires Feb 3, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPLING CAPITAL, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2001

KIPLING CAPITAL, INC.

TABLE OF CONTENTS


GPH
G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Shareholder of Kipling Capital, Inc.

I have audited the statement of financial condition of Kipling Capital, Inc. (a California Corporation) as of December 31, 2001, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 22, 2002

KIPLING CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 66,481
Equipment, net of accumulated depreciation of $1,295	1,586
Intangible assets, net of accumulated amortization of $6,591	295
	$ 68,362

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 3,780
Total liabilities	3,780
Stockholder's Equity:	
Common stock, no par value	
10,000,000 shares authorized;	
500,000 shares issues and outstanding	5,000
Additional paid-in capital	23,907
Retained earnings (deficit)	35,675
Total stockholder's equity	64,582
Total Liabilities and Stockholder's Equity	$ 68,362

The accompanying notes are an integral part of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenue	
Commissions	$ 220,681
Interest and other income	5,399
Total revenue	226,080
Expenses	
Employee compensation and benefits	149,129
Professional services	20,709
Travel and entertainment	19,117
Marketing	12,154
Regulatory fees	4,926
Depreciation and amortization	1,388
Office and administration	9,920
Total expenses	217,343
Income before income taxes	8,737
Provision for income taxes	800
Net income	$ 7,937

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2001

	Contributed Capital	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
BEGINNING BALANCE December 31, 1999	$ 12,000	$ 6,515	$ (5,260)	$ 13,255
Contribution of capital		21,000		21,000
Stock redemption	(7,000)			(7,000)
Distribution		(3,608)		(3,608)
Net income			32,998	32,998
ENDING BALANCE Restated December 31, 2000	5,000	23,907	27, 738	56,645
Net income			7,937	7,937
ENDING BALANCE December 31, 2001	$ 5,000	$23,907	$35,675	$64,582

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 7,937
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,388
Net change in assets and liabilities:	
Receivables	20,697
Accounts payable and accrued expenses	630
Income taxes payable	(2,398)
Net cash provided by operating activities	28,254
Net increase (decrease) in cash and cash equivalents	28,254
Cash and cash equivalents at beginning of period	38,227
Cash and cash equivalents at end of period	$ 66,481

Supplemental information	
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

KIPLING CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 1) Organization

Kipling Capital, Inc. (the Company) provides broker-dealer services to a financial representative located in California who sells interests in Direct Participation Programs. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company was previously known as Los Altos Investment Securities, Inc. The Company changed its name to Kipling Capital, Inc. following the acquisition of the Company by Richard Hake (see Note 3).

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight-line method over useful lives of five to seven years.

Organization costs are amortized over five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Sale of Company

During the year ended December 31, 1999, the founder of the Company sold 100,000 shares or 20% of his ownership interest to Richard Hake. Richard Hake completed the purchase of the Company in the year ending December 31, 2000. The completion of this sale required a restatement of stockholder's equity, which were not recorded in the December 31, 2000 financial statements. Therefore, the beginning balances of the components of stockholder's equity have been restated as of December 31, 2000 and are included in these financial statements.

KIPLING CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 4) Income Taxes

The Company is treated as an S Corporation for federal and California State income tax purposes. Therefore, the Company has not incurred a federal income tax liability and incurs California State income taxes at the greater than the $800 minimum tax or at a rate of 1.5% of taxable state income. For the year ending December 31, 2001, the Company incurred a minimum state tax of $800, all of which was paid by December 31, 2001.

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2001, the Company's net capital was $ 62,701, the amount of which is $57,701 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On December 31, 2001, the Company's net capital ratio was .06 to 1.

Note 6) Related Parties

The sole shareholder of the Company is also a 50% owner of Kipling Partners, LLC. During the year ended December 31, 2001, the Company was paid commissions of $17,700 by this related entity.

Note 7) Concentration

During 2001 more than 90% of the Company's commission income was earned by the sale of investments made by the ScanlanKemperBard Companies and its subsidiary broker dealer, Jefferson Securities, Inc.

FOCUS REPORT – PART II

as of December 31, 2001

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

1	Total ownership equity		$ 64,582
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		64,582
Add:			
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		64,582
6	Deductions and/or charges		
A	Total non allowable assets	$ 1,881	
B	Aged Fail to deliver		
1	Number of items		
H	Total deductions and/or charges		(1,881)
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		62,701
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description:		
10	Net Capital		$ 62,701

SCHEDULE I
Page 2 of 2

FOCUS REPORT – PART II

as of December 31, 2001

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

Line	Description	Amount
11	Minimum net capital requirement: (based on Aggregate Indebtedness)	252
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12)	5,000
14	Excess net capital (line 10 less line 13)	57,701
15	Excess net capital @ 1000% (net cap – 10% of AI)	62,323

Computation of Aggregate Indebtedness

Line	Description		Amount
16	Total AI liability from balance sheet		3,780
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		3,780
20	Percentage of aggregate indebtedness to net capital		6
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		6

Other ratios

29	Percentage of debt to debt-equity (15c3-1(d))	
30	Option deductions/Net Capital	

SCHEDULE II

KIPLING CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2001

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

KIPLING CAPITAL, INC.

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

December 31, 2001

(Additional Information)

Net capital per unaudited statements	$ 62,703
Add (deduct) audit differences:	
Rounding difference	(2)
Net capital per audited statements	$ 62,701


GPH
G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholder of Kipling Capital, Inc:

In planning and performing my audit of the financial statements of Kipling Capital, Inc. for the year ended December 31, 2001, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Kipling Capital, Inc. including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Rafael, California
February 22, 2002